UNITED STATES
          SECURITIES AND EXCHANGE COMMISSION
                Washington, D.C. 20549


                      FORM 12b-25


(Check one):         XX Form 10-Q

               For Period Ended: JUNE  30, 1996


Nothing in this form shall be construed to imply that The
Commission has verified any information contained herein.


Part I - REGISTRANT INFORMATION

Full Name of Registrant

     ELSINORE CORPORATION

Address of Principal Executive Office

     202 FREMONT STREET

City, State and Zip Code

     LAS VEGAS, NEVADA  89101



Part II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12-25(b), the following should be completed. (Check box if appropriate)

 XX (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The ... the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required
          By Rule 12b-25(c) has been attached if applicable.
         applicable.








Part III - NARRATIVE
State below in reasonable detail the reasons why
Form 10-Q could not be filed in the prescribed time period.

On October 31, 1995, Elsinore Corporation (the "Company") and certain of its subsidiaries filed voluntary petitions In the United States Bankruptcy Court for the District of Nevada (the "Bankruptcy Court") seeking to reorganize under Chapter 11 of the United States Bankruptcy Code. The Company is currently operating as a debtor-in-possession under supervision of the Bankruptcy Court. The last day for the Company to timely file its Form 10-Q for the quarter ended June 30, 1996 (the "Form 10-Q"), without filing a Form 12b-25, was August 14, 1996.

Since filing its petition, the Company has been engaged in protracted negotiations with its creditors and equity holders. As a result of these negotiations, the Company filed a plan of reorganization on February 28, 1996. Negotiations regarding the terms of the proposed plan of reorganization continued into July of 1996.

At a hearing July 18, 1996, as a result of certain creditors' objections to the Company's proposed plan of reorganization, the Bankruptcy Court indicated it intended to enter an order confirming a modified plan of reorganization.

Due to the Bankruptcy Court's modifications to its plan of reorganization at the July 18, 1996 hearing, the Company initiated further negotiations with its creditors. At a hearing on August 5, 1996, the Bankruptcy Court approved further modifications to the plan and indicated that the plan as modified again would be confirmed. On August 8, 1996, the court entered its order confirming a plan of reorganization and set the Confirmation date as August 12, 1996.

During July and August, the efforts of management and the Company's accounting department have been focused on negotiating and obtaining confirmation of a plan of reorganization. As a result, the Company's normal procedures for preparing periodic reports , including normal internal accounting closing routines have been interrupted . In addition, many hours of management and staff time were consumed in the plan confirmation process.

The Company believes that all accounting procedures and a final description of the plan, as confirmed, will be finalized prior to August 19, 1996 and the Company will file its Form 10-Q with the Securities and exchange commission no later than August 19, 1996, as determined by Rule 12b-25(b)(2)(ii) under the Securities Exchange act of 1934, as amended.


Part IV - OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification:

BRENT DUNCAN          702        385-4011  Ext 3143
 (Name)          (Area Code)      (Telephone Number)



(2) have all other periodic reports required under
     section 13 or 15(d) of the Securities Exchange Act of
     1934 or Section 30 of the Investment Company Act of 1940
     during the preceding 12 months (or for such
     shorter period that the registrant was required to
     file such reports) been filed?    XX YES      NO

 (3)Is it anticipated that any significant change in
     results of operations from the corresponding
     period for the last fiscal year will be reflected by
     the earnings statements to be included in the subject
     report or portion thereof?        XX YES      NO

The Company's results of operations has improved as a result of improved operations at the Four Queens Hotel and Casino and because of protection afforded by the Bankruptcy laws.



               ELSINORE CORPORATION
    (Name of Registrant as Specified in charter) has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date 08/13/96              BY // Brent Duncan
                              Brent Duncan,
                              Secretary Treasurer